

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 21, 2010

By U.S. mail and facsimile to (703) 820-2005

Mr. C. W. Gilluly, President and Chief Executive Officer
Amasys Corporation
625 N. Washington Street, Suite 301
Alexandria, VA 22314

   RE: **Amasys Corporation**
       Form 10-K for the year ended June 30, 2009
       File No. 0-21555

Dear Mr. Gilluly:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Terence O'Brien
        Branch Chief